DEERFIELD TRIARC CAPITAL CORP.

6250 N. River Road, 9th Floor

Rosemont, Illinois 60018

June 18, 2007

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Kevin Woody, Division of Corporation Finance

Re:	Deerfield Triarc Capital Corp.
Form 10-K for Fiscal Year Ended
December 31, 2006
Filed March 14, 2007
Form 10-Q for Quarterly Period Ended
March 31, 2007
Filed May 10, 2007
File No. 1-32551

Dear Mr. Woody:

As Chief Financial Officer of Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter, dated as of June 12, 2007. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Deerfield Triarc Capital Corp.

For convenience of reference, each Staff comment contained in your June 12, 2007 comment letter to Richard Smith is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

1.

We have reviewed your response to prior comment two. Please tell us management’s basis for determining that the reclassification of the trust preferred debt does not violate Item 10(e)(1)(ii)(A). It would appear that management uses this non-GAAP measure as a liquidity measure and the trust preferred securities are liabilities that would require cash settlement. Additionally, please tell us the nature and terms of these securities that management believes would make it more appropriate to classify them as equity.

Mr. Kevin Woody

United States Securities and Exchange Commission

June 18, 2007

 Response:

The trust preferred debt has a 30 year maturity and very limited financial covenants (i.e. – the only financial covenant in Trust I is a minimum net worth covenant of $200 million; Trusts II and III have no financial covenants). As such, management believes these securities have certain characteristics that are similar to equity even though the securities are classified as debt for GAAP purposes. Our intention was not to eliminate the trust preferred debt liability but rather to reclassify the trust preferred debt to equity for purposes of the leverage calculation, which in our interpretation was compliant with Item 10(e)(1)(ii)(A). However, after further consideration of this non-GAAP measure and our computation methodology, we will not include the non-GAAP measure “adjusted leverage” in future filings.

Financial Statements

Note 9. Stockholders’ Equity, page 86

2.

We have considered your response to our prior comment five. We are unclear how you have provided all the required disclosures for share based compensation in accordance with paragraphs 64, and A240-A241 of SFAS 123(R), specifically disclosures related to the fair value of equity instruments granted. Please tell us where you have included the required disclosures, or provide us with an example of any proposed disclosure to be included in future filings.

Response:

We believe the required disclosures related to the fair value of equity instruments granted are included in our most recent annual filing, however we recognize the usefulness of this information could be improved with more centralized information.

As indicated in Note 9 to our consolidated financial statements, we have essentially three types of share based payments:

1.	Incentive fees to our manager in the form of common stock

Mr. Kevin Woody

United States Securities and Exchange Commission

June 18, 2007

2.	Common stock awards to independent board members, and
3.	Restricted stock and options granted to our manager

Incentive Fees

Note 9 indicates that 15% of the incentive fees earned by our manager are paid in common stock rather than cash. Incentive fee expense included in the Consolidated Statement of Operations for 2006 and 2005 totaled $3,335,000 and $1,352,000, respectively. 15% of these amounts, or $500,000 and $201,000, respectively, represented the fair value of these equity instruments. No incentive fees were paid in common stock for the period ended December 31, 2004.

Stock Awards to Board Members

We granted a total of 10,000 shares to our independent board members on February 7, 2006 (closing share price on that date was $13.00 per share) as indicated in Note 9. The fair value of this award was therefore $130,000. Additionally, we granted 12,000 shares to our independent board members on May 24, 2005 with the fair market value of $180,000 disclosed in the Consolidated Statement of Stockholders’ Equity. No stock award was granted to board members during the period ended December 31, 2004.

Restricted Stock and Options

The fair value of restricted stock and options granted in 2004 is disclosed in the Consolidated Statement of Stockholders’ Equity in the column labeled “Deferred Equity Compensation”. The fair value of this award totaled $6,320,000, of which $6,058,000 related to restricted stock and $262,000 related to stock options. No restricted stock or options were granted during the years ended December 31, 2006 or 2005.

As indicated in our initial response to prior comment five, we will provide the share based compensation information in a tabular presentation rather than a narrative format in future filings; and centralize the disclosure to enhance its usefulness. Please see Note 9 below from our consolidated financial statements incorporating our proposed disclosure in future filings:

9. STOCKHOLDERS’ EQUITY

The Company’s dividends are recorded on the record date. The following summarizes the Company’s dividend declarations and distributions since December 23, 2004 (commencement):

Mr. Kevin Woody

United States Securities and Exchange Commission

June 18, 2007

Declaration	Record	Payment	Per Share	Dividend
Date	Date	Date	Dividend	Payment
				(In thousands)
For the year ended December 31, 2006:
04/24/06	05/04/06	05/26/06	$0.360	$18,597
07/25/06	08/04/06	08/28/06	0.380	19,646
10/24/06	11/07/06	11/27/06	0.400	20,683
12/19/06	12/29/06	01/30/07	0.420	21,724
			$1.560	$80,650

For the year ended December 31, 2005:
03/31/05	03/24/05	04/29/05	$0.225	$6,149
06/14/05	06/22/05	07/15/05	0.350	9,569
10/26/05	11/07/05	11/21/05	0.300	15,498
12/20/05	12/30/05	01/30/06	0.350	18,081
			$1.225	$49,297

Effective December 17, 2004, the Company adopted the 2004 Stock Incentive Plan (“2004 Plan”) that provides for the granting of stock options, common stock and stock appreciation rights to employees and service providers to purchase up to 2,692,313 of the Company’s common stock. The 2004 plan was established to assist the Company in recruiting and retaining individuals with ability and initiative by enabling such persons or entities to participate in the future success of the Company and to associate their interests with those of the Company and its shareholders.

On June 13, 2006, September 25, 2006 and November 15, 2006, the Company issued 29,159 shares, 9,321 shares and 13,722 shares of common stock, respectively, to the Manager pursuant to the Management Agreement, which requires the Manager to receive at least 15% of each incentive fee in the form of stock rather than cash. These share issuances represented the 15% portion of the incentive fee, however the 29,159 shares issued represent the total for the fourth quarter 2005 and first quarter 2006 incentive fee. The amount of incentive paid in stock totaled $500,000 and $201,000 in 2006 and 2005, respectively.

On May 24, 2005 and February 7, 2006, the Company granted 12,000 and 10,000, respectively, fully vested shares of common stock to the four independent board members, each receiving an equal amount of shares in each grant. In accordance with SFAS No. 123(R) the Company determined that March 24, 2005 and February 7, 2006 was the grant date and recognized the entire fair market value of the grant on such date, as the shares have no vesting period. The fair market value of the March 24, 2005 and February 7, 2006 awards was determined as $15.00 per share, the price the Company sold shares in the December 23, 2004 initial private offering, and $13.00 per share, the closing price on the date of grant, respectively. The fair value of the March 24, 2005 and February 7, 2006 stock grants was $180,000 and $130,000, respectively.

Mr. Kevin Woody

United States Securities and Exchange Commission

June 18, 2007

On December 23, 2004, the Company granted 403,847 shares of restricted common stock, par value $0.001, and restricted options to purchase 1,346,156 shares of common stock at an exercise price of $15.00 per share, to the Manager. The Company’s restrictions lapse, and full rights of ownership vest in three equal installments on the first, second and third anniversary of the grant date. Vesting is predicated on the continuing involvement of the Manager in providing services to the Company. Two-thirds, or 269,231 shares of restricted stock and stock options to purchase 897,437 shares of common stock, are fully vested as of December 31, 2006, as one-third vested each on December 23, 2005 and 2006. The fair value of the restricted common stock and restricted options on the grant date of December 23, 2004 totaled $6.1 million and $0.3 million, respectively. There have been no other grants of restricted common stock or restricted options.

The following table summarizes our restricted stock activity for the year ended December 31, 2006:

		Weighted-average
	Number of	Grant Date
	Shares	Fair Value
Nonvested, January 1	269,232	$15.00
Granted	-	-
Vested	(134,616)	15.00
Forfeited	-	-
Nonvested, December 31	134,616	$15.00

The following table summarizes our stock option activity for the year ended December 31, 2006 (dollars in thousands, except weighted-average data):

			Weighted-average
		Weighted-average	Remaining	Aggregate
	Number of	Exercise	Contractual Term	Intrinsic
	Shares	Price	(in years)	Value
Outstanding, January 1	1,346,156	$15.00
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding, December 31	1,346,156	$15.00	8.0	$2,598

Exercisable, December 31	897,437	$15.00	8.0	$1,732

In accordance with EITF No. 96-18, Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, the Company revalues the unvested restricted stock and stock options at fair value each reporting period. These changes in value are recognized ratably over the original vesting period resulting in an adjustment in the statement of operations, and an equal and offsetting amount to additional paid-in capital, of the amount attributable to all prior periods, up to and including the current period end. The change in value attributable to future periods is recognized in the same fashion but in the appropriate future period. The total unamortized fair value of the restricted stock and stock options was $0.7 million and $0.1 million, respectively, as of December 31, 2006 and $2.1 million and $0.3 million, respectively, as of December 31, 2005.

Mr. Kevin Woody

United States Securities and Exchange Commission

June 18, 2007

The fair value of options granted to the Manager is estimated using the Black-

Scholes option-pricing model with the following weighted-average assumptions:

			Period from
			December 23, 2004
	Year ended December 31,		(Commencement) to
	2006	2005	December 31, 2004
Dividend yield	11.45%	9.71%	13.80%
Expected volatility	17.63%	22.27%	22.83%
Risk-free interest rate	4.70%	4.39%	4.25%
Expected life (in years)	8	9	10

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rick Smith

Rick Smith

Chief Financial Officer

cc:	Robert Telewicz
Jennifer Monick
Danielle Valkner
Frederick L. White
David P. Murgio
O. Denny Kwon